Exhibit 99.1

Thomson Reuters and Blackstone Sign Definitive Agreement to Sell

Shares of London Stock Exchange Group plc to Microsoft

TORONTO, December 12, 2022 – Thomson Reuters (TSX/NYSE: TRI) today announced that it and certain investment funds affiliated with Blackstone have agreed to sell shares in London Stock Exchange Group plc (“LSEG”) that they co-own to Microsoft. Thomson Reuters plans to use the approximately $1B of gross proceeds from the transaction to pursue organic and inorganic opportunities in key growth segments and provide returns to shareholders. Closing of the transaction is subject to customary antitrust and regulatory approvals and is expected to complete in the first quarter of 2023.

In connection with the transaction, LSEG has agreed to amend the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone/Thomson Reuters entities that hold the LSEG shares. As a result of the amendment, the number of LSEG shares that the Blackstone/Thomson Reuters entities will be able to sell, in aggregate, between January 30, 2023 and January 29, 2024 will be unchanged and the number of LSEG shares that the Blackstone/Thomson Reuters entities will be able to sell between January 30, 2024 and January 29, 2025 will be reduced by half of the number of shares sold to Microsoft. The contractual lock-up provisions cease to apply after January 29, 2025.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward looking, including the company’s current expectations regarding the timing for closing of the transaction and its uses of proceeds. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the parties’ ability to receive regulatory approvals and satisfy conditions to closing as well as other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that a transaction involving the shares of London Stock Exchange Group plc will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, securities of the company, nor is it a substitute for any issuer bid, tender offer or other documents that may be filed by the company with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com